# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tofla Megaline Inc., CIK 0001885849
CUSIP: 88905N100
Title of class of securities: COMMON STOCK, PAR VALUE $.001 PER SHARE
Address of issuer's principal executive offices: c/o TOFLA Megaline, Inc., 1389 Peachtree Street NE, Atlanta, Georgia (GA), 30309
Date of event which requires filing of this statement: 05/05/2025
Filed by CIK 0002054346
Persons authorized to receive notices and communications: Katerine Calero, c/o TOFLA Megaline, Inc., 1389 Peachtree Street NE, Atlanta, Georgia (GA), 30309, 215-327-9960

## Reporting persons
- Calero Katerine A (CIK 0002054346): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,500,000; shared voting power 0; sole dispositive power 4,500,000; shared dispositive power 0; aggregate amount beneficially owned 4,500,000 (76.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $.001 PER SHARE
Name of issuer: Tofla Megaline Inc.
Address of issuer's principal executive offices: c/o TOFLA Megaline, Inc., 1389 Peachtree Street NE, Atlanta, Georgia (GA), 30309

## Item 2. Identity and Background
Name of person filing: Katerine Calero
Residence or business address: c/o TOFLA Megaline, Inc., 1389 Peachtree Street NE, Atlanta, GA 30309
Present principal occupation or employment: Not applicable.
Criminal convictions in the last five years: During the last five years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 31, 2024, Thomas Crest Capital, a company controlled by Raoul Thomas, the husband of the Reporting Person, entered into a Stock Purchase and Escrow Agreement to acquire 4,500,000 shares of common stock from Rodolfo Guerrero Angulo, which shares were assigned to Alice Group USA LLC on January 31, 2025 as of the closing date for no consideration. On May 5, 2025, Alice Group USA LLC assigned 4,500,000 shares of common stock to Alice Group Ltd. for no consideration. The Reporting Person controls Alice Group USA LLC and Alice Group Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person has acquired the securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person's ordinary course of business. The Reporting Person has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market or in privately negotiated transactions, or to dispose of securities of the Issuer, depending on market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 31, 2024, Thomas Crest Capital, a company controlled by Raoul Thomas, the husband of the Reporting Person, entered into a Stock Purchase and Escrow Agreement to acquire 4,500,000 shares of common stock from Rodolfo Guerrero Angulo, which shares were assigned to Alice Group USA LLC on January 31, 2025 as of the closing date for no consideration. The 4,500,000 shares of common stock represent approximately 76.2% of the Issuer's outstanding Common Stock. The purchase price for the shares was $590,000. The Stock Purchase Agreement contains customary representations, warranties, and covenants of the parties, including with respect to the transfer of the shares and related matters. On May 5, 2025, Alice Group USA LLC assigned 4,500,000 shares of common stock to Alice Group Ltd. for no consideration. The Reporting Person controls Alice Group USA LLC and Alice Group Ltd.

A copy of the Stock Purchase Agreement, the Assignment dated January 31, 2025 and the Assignment dated May 5, 2025 are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to this Schedule 13D and are incorporated by reference herein.

Other than the Stock Purchase Agreement, the Assignment dated January 31, 2025 and the Assignment dated May 5, 2025 described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Stock Purchase Agreement, dated as of February 3, 2025, by and between Alice Group USA LLC and Rodolfo Guerrero Angulo (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on [Insert exact filing date, e.g., May 5, 2025 or the actual date from the 8-K]).

99.2 Assignment between Alice Group USA LLC and Alice Group Ltd. dated January 31, 2025

99.3 Assignment between Alice Group USA LLC and Alice Group Ltd. dated May 5, 2025

## Signatures
- Calero Katerine A: /s/ Katerine Calero, Katerine Calero/Manager (12/15/2025)